Elizabeth DelBianco

Sr. Vice President, Human Resources

Chief Legal Officer and Corporate Secretary

Celestica

12 Concorde Place, 5th Floor

Toronto, Ontario

Canada  M3C 3R8

phone: 416-448-4620

fax: 416-448-2817

January 14, 2008

VIA EDGAR

Mark P. Shuman, Esq.

Branch Chief - Legal

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Celestica Inc.
Form 20-F for the fiscal year ended December 31, 2006
Filed March 20, 2007
File No. 001-14832

Dear Mr. Shuman:

I am writing to respond to the follow-up questions of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter addressed to me dated January 8, 2008 concerning the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “Filing”), filed by Celestica Inc. (“Celestica”) with the Commission on March 20, 2007.  Celestica received comments from the Staff by letter dated November 30, 2007, and I responded on Celestica’s behalf by letter dated December 14, 2007.

The text of the Staff’s comments is set forth in italics below, followed by Celestica’s response.

Form 20-F for the Fiscal Year Ended December 31, 2006

Item 4.  Information on the Company

Celestica’s Focus, page 19

1.             We refer to comment 1 of our letter dated November 30, 2007.  In that comment, we asked you to consider discussing the relationship between the problems at the Mexican facility and the class action lawsuit you disclose on page 42 of your Form 20-F.  In response, you state that there is only an allegation in a complaint that you failed to timely disclose certain matters relating to your operations in Mexico.  You then conclude, without any analysis, that you do not believe additional disclosure is appropriate or required.  Please tell us why you do not believe additional disclosure is appropriate or required in this circumstance.  See Item 8.A.7 of Form 20-F.

RESPONSE:

The referenced class action lawsuit alleges that the operational problems at our Mexican facilities were not disclosed in a timely manner.  Celestica believes that it did disclose the information in a timely manner and that these allegations have no merit. Celestica intends to vigorously defend this lawsuit.  However, in response to the Staff’s inquiry, in future filings in the “Legal Proceedings” section the company will add additional detail concerning the allegations made in the complaint.  Although the operational matters identified in the lawsuit had a significant effect on the company’s profitability, at this time the company does not believe that the lawsuit, itself, which alleges that the operational matters were not disclosed in a timely manner, will have a significant effect on its financial position or profitability.  The company will continue to monitor any need to make additional disclosure in response to Item 8.A.7 of Form 20-F.

Controls and Procedures, page 44

2.             We refer to comment 4 of our letter dated November 30, 2007.  In your response to that comment, you have included two paragraphs of proposed revised disclosure regarding disclosure controls and procedures.  Refer to the last sentence of the second paragraph.  Your proposed language regarding the effectiveness conclusion appearing in that sentence remains limited to only the first part of the definition of disclosure controls and procedures.

You should either include the entire definition in your effectiveness conclusion, or simply cite to disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934.

RESPONSE:

We will revise the last sentence of our disclosure controls and procedures in future filings to read as follows:

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure on controls and procedures are effective to meet the requirements of Rule 13a-15 and 15d-15 under the Exchange Act.

*   *   *

We do not believe that the information we have provided in this response to the Staff’s comments materially changes the information we have provided previously in the Filing.

Please feel free to call me at (416) 448-4620 with any further questions or comments you may have.

Sincerely,

/s/ Elizabeth L. DelBianco
Elizabeth L. DelBianco